                                                                 Morgan Stanley
                                                                 Charter Series

      November 2004
      Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated April 28, 2004 and the Prospectus Supplement dated December 16, 2004.

                                                      Issued: December 31, 2004

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                              INCEPTION-  COMPOUND
                                                                                               TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003    2004      RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %       %          %          %
-------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3     3.6      15.4        6.8
                                                                     (3 mos.)       (11 mos.)
-------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1)   (9.1)     88.3        6.1
                 (10 mos.)                                                          (11 mos.)
-------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1    (2.7)     112.8       14.0
                                               (10 mos.)                            (11 mos.)
-------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6)   (6.3)      4.1        0.7
                                               (10 mos.)                            (11 mos.)
-------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700

Morgan Stanley Charter Series
Monthly Report
November 2004

Dear Limited Partner:

  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of November 30, 2004 was as follows:

                                                                   % CHANGE
    FUND                                                    N.A.V. FOR MONTH
    ------------------------------------------------------------------------
    Charter Campbell                                        $11.54   3.91%
    ------------------------------------------------------------------------
    Charter MSFCM                                           $18.83   4.31%
    ------------------------------------------------------------------------
    Charter Graham                                          $21.28   5.69%
    ------------------------------------------------------------------------
    Charter Millburn                                        $10.41   9.80%
    ------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  Limited Partners are advised of the following changes to the Board of Directors of Demeter Management Corporation (the "General Partner"), effective June 21, 2004:

  Mr. Jeffrey D. Hahn resigned the position of Chief Financial Officer and Director of the General Partner.

  Mr. Todd Taylor, age 41, is a Director of the General Partner. Mr. Taylor began his career with Morgan Stanley in June 1987 as a Financial Advisor in the Dallas office. In 1995, he joined the Management Training Program in New York and was appointed Branch Manager in St. Louis in 1997. Three years later, in 2000, Mr. Taylor was appointed to a newly created position, Director of Individual Investor Group ("IIG") Learning and Development, before becoming the Director of IIG Strategy in 2002. Most recently, Mr. Taylor has taken on a new role as the High Net Worth Segment Director. Currently a member of the firm's E-Learning Council, Mr. Taylor is also a current member of the Securities Industry/Regulatory Council on Continuing Education. Mr. Taylor graduated from Texas Tech University with a B.B.A. in Finance.

  Mr. William D. Seugling, age 34, is a Director of the General Partner. Mr. Seugling is an Executive Director at Morgan Stanley and currently serves as Director of Client Solutions for U.S. Private Wealth Management. Mr. Seugling joined Morgan Stanley in June 1993 as an Associate in Equity Structured Products having previously worked in research and consulting for Greenwich Associates from October 1991 to June 1993. Since 1994, he has focused broadly on analysis and solutions for wealthy individuals and families culminating in his current role within the division. He was named Vice President in 1996 and an Executive Director in 1999. Mr. Seugling graduated cum laude from Bucknell University with a B.S. in Management and a concentration in Chemistry.

  Mr. Kevin Perry, age 35, is the Chief Financial Officer of the General Partner. He currently serves as an Executive Director and Controller of Client Solutions at Morgan Stanley. Mr. Perry joined Morgan Stanley in October 2000 and is also Chief Financial Officer of Morgan Stanley Trust National Association, Van Kampen Funds Inc. and Morgan Stanley Distribution, Inc. Prior to joining Morgan Stanley, Mr. Perry worked as an auditor and consultant in the financial services practice of Ernst & Young from October 1991 to October 2000. Mr. Perry received a B.S. degree in Accounting from the University of Notre Dame in 1991 and is a Certified Public Accountant.

  These changes to the Board of Directors of the General Partner do not affect the day-to-day trading of the Partnerships.


  I would also like to take this opportunity to inform you that we anticipate Schedule K-1 (Form 1065) tax forms reporting each Limited Partner's share of the Partnership income, loss, and deductions for calendar year 2004 will be mailed to holders of non-IRA accounts during the last week of February. Should you have an IRA account and wish to receive a Schedule K-1 tax form, please contact your Morgan Stanley Financial Advisor.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Avenue, 8th Floor, New York, NY 10017 or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.

Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.

CHARTER CAMPBELL

                                    [CHART]

                     Month ended           YTD ended
                  November 30, 2004     November 30, 2004
                 ------------------    ------------------
Currencies             2.08%                  4.91%
Interest Rates         1.31%                 12.06%
Stock Indices          0.67%                 -3.67%
Energies               0.30%                  2.24%
Metals                 0.09%                 -0.55%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, short U.S. dollar positions against the Swiss franc, the euro, Canadian dollar, and Australian dollar resulted in gains as the value of the U.S. dollar moved lower in the beginning of the month after the victory of President Bush in the U.S. Presidential Election, as investors concluded that the Republican Administration was unlikely to intervene in the currency markets to strengthen the U.S. dollar. The value of the U.S. dollar continued to trend lower due to staggering U.S. trade and budget deficits, and the perception that global central banks, specifically the Bank of Japan and the European Central Bank, would not intervene to stem the decline of the U.S. currency.

.. In the global interest rate markets, long positions in European interest rate futures generated gains as prices increased on economic worries amid weak economic data out of France and Germany and the significant strength of the euro as euro denominated investments were in high demand. The rise of the euro further increased economic pessimism, pushing bond prices higher, as investors expressed concerns that the high value of the euro would make European exports less attractive abroad.

.. Within the global equity index sector, gains resulted from long positions in U.S. stock index futures as prices strengthened after the clear victory of President Bush in the U.S. Presidential Election as investors initially feared a repeat of the uncertainty from the prior election. Prices were further strengthened after a decline in oil prices, an increase in the University of Michigan's consumer sentiment index, positive corporate earnings, and speculation that the weak value of the U.S. dollar would make U.S. exports more attractive abroad. Elsewhere in the equity markets, long positions in Hang Seng stock index futures resulted in gains as prices in the "tech-heavy" index increased on strong earnings by technology companies.

CHARTER MSFCM

                                    [CHART]

                       Month ended             YTD ended
                    November 30, 2004      November 30, 2004
                    -----------------      -----------------
Currencies                4.52%                -11.35%
Interest Rates            1.82%                  8.03%
Stock Indices             0.45%                 -0.73%
Energies                 -2.43%                  5.09%
Metals                    0.47%                 -2.61%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, short U.S. dollar positions against the Swedish krona, euro, Swiss franc, and Japanese yen, resulted in gains as the value of the U.S. dollar moved lower in the beginning of the month after the victory of President Bush in the U.S. Presidential Election, as investors concluded that the Republican Administration was unlikely to intervene in the currency markets to strengthen the U.S. dollar. The value of the U.S. dollar continued to trend lower due to staggering U.S. trade and budget deficits, and the perception that global central banks, specifically the Bank of Japan and the European Central Bank, would not intervene to stem the decline of the U.S. currency.

.. In the global interest rate markets, long positions in European interest rate futures generated gains as prices increased on economic worries amid weak economic data out of France and Germany and the significant strength of the euro as euro denominated investments were in high demand. The rise of the euro further increased economic pessimism, pushing bond prices higher, as investors expressed concerns that the high value of the euro would make European exports less attractive abroad.

.. In the metals markets, the steep drop in the value of the U.S. dollar contributed to the significant rise in the value of gold as demand for the "safe haven" asset increased. As a result, gold prices hit a sixteen-and-a-half year high.

.. Within the global equity index sector, gains resulted from long positions in S&P 500 Index futures as prices strengthened after the clear victory of President Bush in the U.S. Presidential Election as investors initially feared a repeat of the uncertainty from the prior election. Prices were further strengthened after a decline in oil prices, an increase in the University of Michigan's consumer sentiment index, positive corporate earnings, and speculation that the weak value of the U.S. dollar would make U.S. exports more attractive abroad.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Within the energy markets, losses stemmed from long positions in natural gas futures as prices reversed sharply lower in response to growing reserves and seasonally moderate temperatures. Additional losses were recorded from long positions in crude oil after prices ended lower on news of rising oil inventories and a lack of negative news on the supply side as production in the Gulf of Mexico, Norway, and Nigeria returned to normal.

CHARTER GRAHAM

                                    [CHART]

                    Month ended           YTD ended
                 November 30, 2004      November 30, 2004
                 -----------------      -----------------
Currencies            7.91%                  1.16%
Interest Rates       -1.56%                  3.66%
Stock Indices         0.43%                 -5.86%
Energies             -1.20%                  5.45%
Metals                0.56%                  0.05%
Agriculturals         0.20%                  1.78%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, short U.S. dollar positions against the euro, Swiss franc, Japanese yen, New Zealand dollar, Australian dollar, and British pound resulted in gains as the value of the U.S. dollar moved lower in the beginning of the month after the victory of President Bush in the U.S. Presidential Election, as investors concluded that the Republican Administration was unlikely to intervene in the currency markets to strengthen the U.S. dollar. The value of the U.S. dollar continued to trend lower due to staggering U.S. trade and budget deficits, and the perception that global central banks, specifically the Bank of Japan and the European Central Bank, would not intervene to stem the decline of the U.S. currency.

.. In the metals markets, the steep drop in the value of the U.S. dollar contributed to the significant rise in the value of gold as demand for the "safe haven" asset increased. As a result, gold prices hit a sixteen-and-a-half year high.

.. Within the global equity index sector, gains resulted from long positions in S&P 500 Index futures as prices strengthened after a clear victory by President Bush in the U.S. Presidential Election as investors initially feared a repeat of the uncertainty from the prior election. Prices were further strengthened after a decline in oil prices, an increase in the University of Michigan's consumer sentiment index, positive corporate earnings, and speculation that the weak value of the U.S. dollar would make U.S. exports more attractive abroad.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global interest rate futures markets, long positions in U.S. interest rate futures recorded losses as prices reversed lower in tandem with the decline of the U.S. dollar, as foreign demand for U.S. dollar denominated assets decreased.

.. Within the energy markets, losses stemmed from long positions in natural gas futures as prices reversed sharply lower in response to growing reserves and seasonally moderate temperatures. Additional losses were recorded from long positions in crude oil after prices ended lower on news of rising oil inventories and a lack of negative news on the supply side as production in the Gulf of Mexico, Norway, and Nigeria returned to normal.

CHARTER MILLBURN

                                    [CHART]

                     Month ended            YTD ended
                  November 30, 2004     November 30, 2004
                  -----------------     -----------------
Currencies              8.40%                -4.17%
Interest Rates          0.49%                 2.33%
Stock Indices           0.90%                -3.67%
Energies               -0.76%                 3.30%
Metals                  0.87%                 0.07%
Agriculturals           0.01%                 0.72%


Note:Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the currency markets, short U.S. dollar positions against the Korean won, the euro, Czech koruna, Japanese yen, and Singapore dollar resulted in gains as the value of the U.S. dollar moved lower in the beginning of the month after the victory of President Bush in the U.S. Presidential Election, as investors concluded that the Republican Administration was unlikely to intervene in the currency markets to strengthen the U.S. dollar. The value of the U.S. dollar continued to trend lower due to staggering U.S. trade and budget deficits, and the perception that global central banks, specifically the Bank of Japan and the European Central Bank, would not intervene to stem the decline of the U.S. currency.

.. Within the global equity index sector, gains resulted from long positions in U.S. stock index futures as prices strengthened after a clear victory by President Bush in the U.S. Presidential Election as investors initially feared a repeat of the uncertainty from the prior election. Prices were further strengthened after a decline in oil prices, an increase in the University of Michigan's consumer sentiment index, positive corporate earnings, and speculation that the weak value of the U.S. dollar would make U.S. exports more attractive abroad. Elsewhere in the equity markets, long positions in Hang Seng stock index futures resulted in gains as prices in the "tech-heavy" index increased on strong earnings by technology companies.

.. In the metals markets, the steep drop in the value of the U.S. dollar contributed to the significant rise in the value of gold as demand for the "safe haven" asset increased. As a result, gold prices hit a sixteen-and-a-half year high.

.. In the global interest rate markets, long positions in European interest rate futures generated gains as prices trended higher on economic worries amid weak economic data out of France and Germany, and the significant strength of the euro as euro denominated investments were in high demand. The rise of the euro further increased economic pessimism, pushing bond prices higher, as investors expressed concerns that the high value of the euro would make European exports less attractive abroad.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. Within the energy markets, losses stemmed from long positions in natural gas futures as prices reversed sharply lower in response to growing reserves and seasonally moderate temperatures. Additional losses were recorded from long positions in crude oil and its related products after prices ended lower on news of rising oil inventories and a lack of negative news on the supply side as production in the Gulf of Mexico, Norway, and Nigeria returned to normal.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED NOVEMBER 30, 2004 (UNAUDITED)

                                   Morgan Stanley               Morgan Stanley              Morgan Stanley
                                Charter Campbell L.P.         Charter MSFCM L.P.          Charter Graham L.P.
                             --------------------------- ---------------------------  ---------------------------
                                         Percentage of                Percentage of               Percentage of
                                        November 1, 2004             November 1, 2004            November 1, 2004
                                           Beginning                    Beginning                   Beginning
                               Amount   Net Asset Value    Amount    Net Asset Value    Amount   Net Asset Value
                             ---------- ---------------- ----------  ---------------- ---------- ----------------
                                 $             %             $              %             $             %
REVENUES
Trading profit (loss):
  Realized                    6,131,891       2.55       (4,775,375)      (2.34)      17,889,750       4.36
  Net change in unrealized    4,675,912       1.95       14,688,812        7.19        7,644,298       1.86
                             ----------       ----       ----------       -----       ----------       ----
   Total Trading Results     10,807,803       4.50        9,913,437        4.85       25,534,048       6.22
Interest income (Note 2)        347,941        .14          296,794         .15          622,767        .15
                             ----------       ----       ----------       -----       ----------       ----
   Total Revenues            11,155,744       4.64       10,210,231        5.00       26,156,815       6.37
                             ----------       ----       ----------       -----       ----------       ----
EXPENSES
Brokerage fees (Note 2)       1,250,236        .52        1,064,536         .52        2,137,461        .52
Management fees (Note 2 & 3)    530,100        .21          340,652         .17          683,988        .16
                             ----------       ----       ----------       -----       ----------       ----
   Total Expenses             1,780,336        .73        1,405,188         .69        2,821,449        .68
                             ----------       ----       ----------       -----       ----------       ----
NET INCOME                    9,375,408       3.91        8,805,043        4.31       23,335,366       5.69
                             ==========       ====       ==========       =====       ==========       ====

                                   Morgan Stanley
                                Charter Millburn L.P.
                             --------------------------
                                         Percentage of
                                        November 1, 2004
                                           Beginning
                               Amount   Net Asset Value
                             ---------  ----------------
                                 $             %
REVENUES
Trading profit (loss):
  Realized                     (61,244)       (.11)
  Net change in unrealized   5,658,906       10.46
                             ---------       -----
   Total Trading Results     5,597,662       10.35
Interest income (Note 2)        75,304         .14
                             ---------       -----
   Total Revenues            5,672,966       10.49
                             ---------       -----
EXPENSES
Brokerage fees (Note 2)        281,722         .52
Management fees (Note 2 & 3)    90,152         .17
                             ---------       -----
   Total Expenses              371,874         .69
                             ---------       -----
NET INCOME                   5,301,092        9.80
                             =========       =====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED NOVEMBER 30, 2004 (UNAUDITED)

                              MORGAN STANLEY                        MORGAN STANLEY                        MORGAN STANLEY
                           CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                    CHARTER GRAHAM L.P.
                   ------------------------------------- ------------------------------------- ----------------------------
                        UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                   --------------  -----------  -------- --------------  -----------  -------- --------------  -----------
                                        $          $                          $          $                          $
Net Asset Value,
 November 1, 2004  21,615,018.358  240,045,305   11.11   11,323,540.403  204,390,894   18.05   20,383,401.254  410,392,619
Net Income               --          9,375,408     .43         --          8,805,043     .78         --         23,335,366
Redemptions          (119,880.853)  (1,383,425)  11.54     (108,654.486)  (2,045,964)  18.83     (149,665.170)  (3,184,875)
Subscriptions       1,341,136.715   15,476,718   11.54      302,265.546    5,691,661   18.83      845,547.196   17,993,244
                   --------------  -----------           --------------  -----------           --------------  -----------
Net Asset Value,
 November 30, 2004 22,836,274.220  263,514,006   11.54   11,517,151.463  216,841,634   18.83   21,079,283.280  448,536,354
                   ==============  ===========           ==============  ===========           ==============  ===========

                                      MORGAN STANLEY
                                   CHARTER MILLBURN L.P.
                   --------------------------------------------
                   PER UNIT     UNITS        AMOUNT    PER UNIT
                   -------- -------------  ----------  --------
                      $                        $          $
Net Asset Value,
 November 1, 2004   20.13   5,704,102.813  54,090,691    9.48
Net Income           1.15         --        5,301,092     .93
Redemptions         21.28    (103,624.515) (1,078,731)  10.41
Subscriptions       21.28     216,108.615   2,249,691   10.41
                            -------------  ----------
Net Asset Value,
 November 30, 2004  21.28   5,816,586.913  60,562,743   10.41
                            =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL, and MSFCM are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other futures interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.25% of the Partnership's Net Assets as of the first day of each month (a 6.25% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs, and ordinary administrative and offering expenses.

OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


REDEMPTIONS. Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a limited partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on/or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)


--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Demeter, on behalf of Charter MSFCM and itself, entered into a management agreement with MSFCM to make all trading decisions for the Partnership. Charter MSFCM pays management and incentive fees (if any) to MSFCM.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Charter MSFCM, Charter Graham and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham, and Charter Millburn.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.

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